Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

Business Objects Announces Agreement to Acquire
Crystal Decisions, Inc.

External Q&A – July 18, 2003

Purpose

The purpose of this Q&A is to provide a core set of questions and answers to the Business Objects announcement that it has agreed to acquire Crystal Decisions, Inc.

Transaction Questions

What has been announced?

Business Objects is announcing that it has agreed to acquire Crystal Decisions. The combined company will be the largest BI vendor in the marketplace.

What are the terms of the transaction?

•	Acquisition of Crystal Decisions by Business Objects

•	Valuation of approximately $820 million

•	Consideration: $300 million in cash, approximately 26.5 million shares of stock ($520 million)

•	Ownership of combined entity: approximately 71% Business Objects shareholders; 29% Crystal Decisions shareholders

What is the financial logic of this transaction?

This acquisition is the combination of two financially healthy, growing companies with combined revenues of $736 million (for the 12 months ended 3/31/2003). The transaction is expected to be accretive to 2004 consensus EPS, before revenue or cost synergies, and before purchase accounting adjustments. The two organizations have highly complementary product lines and channels, which significantly improves growth opportunities.

What is the timeline for finalizing the transaction?

The definitive agreement was announced on July 18, 2003. Closing is expected in the 4Q03 timeframe, following receipt of regulatory and shareholder approval. Until then, the two companies must operate in the mode of “business as usual”. Immediately following the announcement, the company will form an integration team to begin planning, and this team will report directly to Bernard Liautaud, CEO of Business Objects.

What are some facts and figures about the combined entity?

The combined company will be the largest BI company, with the following strengths:

•	$736 million in revenues, more than 33% larger than other companies in the space.

•	3,865 employees

•	500+ salespeople

•	1,000+ customer service (technical support, services) representatives

•	1000+ product development staff

•	Over 700 partners

•	Over 16M licenses

•	Huge customer base:

•	17,500 Business Objects customers +

•	25,000 Crystal Decision customers

What does this do to Business Objects’ financial outlook?

There will be no significant impact in 2Q03 or 3Q03. We expect a number of primarily non-cash accounting entries associated with the transaction in 4Q03, when the acquisition is expected to close, however we are not prepared to estimate the impact of those entries. We will revise 4Q03 guidance at the time of the 3Q03 earnings announcement in October.

Regarding 2004, we have not yet issued guidance. Compared to the consensus forecasts for Business Objects for 2004, the transaction is expected to be accretive in 2004 on an EPS basis, before adjusting for the non-recognizable deferred maintenance and support revenue on the Crystal Decisions balance sheet.

Is this an acquisition or a merger?

This deal is an acquisition. The ratio of combined equity in the company will be approximately 71% / 29% between former Business Objects and Crystal Decisions shareholders, respectively. We expect to avoid the uncertainty and chaos that often come with a merger, and believe that both companies bring great strengths to the table.

Why is it important to make this move right now?

The companies both decided on the combination now for three primary reasons:

1.	The market is crying out for a clear leader now. Customers want to pick their standard, and we become that obvious choice for standardization which should also increase our growth

2.	Both companies are doing very well and are at a good point to create a compelling, complementary product roadmap

3.	There is an opportunity to exploit Cognos “taking their eye off of the BI ball” with their venture into financial planning and budgeting

What are the expected revenue synergies?

Revenue expansion should result from product cross-sell and up-sell, the ability to leverage the combined company’s complementary international presence, and a significant services opportunity.

Integration Questions

Given that many software acquisitions fail, why will this succeed?

Many software deals involve broken companies – a healthy company getting a “great deal” on a broken one, or two broken companies combining. Unlike those types of deals, this transaction:

•	Is a combination of two profitable, growing, financially healthy companies

•	Is a combination of companies with highly complementary product lines and channels

•	It brings together complementary strengths within a clear and continuing focus on BI

We are taking integration very seriously. The two companies will immediately set up a joint team to begin planning for the integration that will be implemented after closing.

What are the opportunities for growth?

Business Objects sees several immediate opportunities for growth in the combined company:

•	Product cross-sell. Cross-selling products between the respective companies’ customer bases. Business Objects offers compelling data integration, ad-hoc QRA, and analytic applications capabilities that will be attractive to Crystal Decisions’ customers. Likewise, Crystal’s industry leading enterprise reporting products can be cross-sold into the Business Objects’ customer base.

•	Geographic penetration. Leveraging respective geographic strengths, in particular, the well-established presence of Business Objects in Europe, where enterprise reporting is under-penetrated. Furthermore, Crystal has solid traction in the Asia-Pacific region that will help accelerate our growth in this important and emerging market.

How are the products complementary?

By combining the two companies’ product lines, Business Objects will be able to meet the needs of all BI users and to provide a strong product offering in all BI market categories.

All users

Business Objects has long served the “power users” in organizations through its strong ad hoc query, reporting, and analysis capabilities. Business Objects has recently targeted executives with its new dashboarding, scorecarding, and enterprise performance management (EPM) capabilities, launched earlier this year. Crystal has long served the very large population of information consumers throughout organizations. Together, the two companies will offer one product line that fully meets the needs of these three different types of enterprise users.

All BI categories

Business Objects will be able to offer integrated solutions to large and small companies, for any subset of business intelligence needs. The combined company will have a best-in-class offering for data integration, ad hoc QRA, enterprise reporting, enterprise performance management, and packaged and custom analytic applications.

How are the channels complementary?

The combined company will benefit from unparalleled strength in distribution and will be able to leverage:

•	Crystal Decisions’ more than 350 OEM partners, including Hyperion, Microsoft, PeopleSoft, and SAP

•	The Crystal Decisions reseller, distributor, and inside sales channels

•	Both companies’ enterprise sales organizations

•	The Business Objects relationships with major systems integrators and resellers

How does it change Business Objects’ competition position?

This transaction enables Business Objects to become a BI market leader – and number one in revenues in all geographies. The acquisition will allow customers to buy world-class enterprise reporting and ad hoc QRA from one vendor – this makes us a clear choice for enterprise BI standardization decisions.

What does this mean for Business Objects’ EPM strategy?

Our EPM strategy remains unchanged. Crystal Decisions will add to our EPM capabilities by bringing world-class reporting that complements our existing dashboarding and scorecarding products. We will continue to partner with vendors such as Hyperion and Peoplesoft for financial planning and budgeting capabilities.

The market now believes in our approach for EPM. First, while the (EPM, BPM, CPM) market was originally seen as heavily biased towards the finance department and budgeting solutions, analysts and vendors are now talking about performance management across other domains – customers, supply chain, products, HR, and more.

Product Questions

What are the plans for product integration?

We plan to continue both core product lines. We believe that Business Objects and Crystal’s products (QRA and enterprise reporting) largely exist as separate categories in the minds of customers. The products are fundamentally complementary. We share a vision to leverage these complementary strengths and continue to evolve an integrated, market-leading product line that serves all users and segments in the BI space.

Are there plans to discontinue any products?

The investment of the customers and partners of both companies is safe. This acquisition will have no impact on our 2003 product roadmap. Customers will see the core product enhancements that they have been expecting.

In 2004, we will continue to enhance each company’s product line and work to create a common user experience and shared system management infrastructure around both product sets.

Over time, we have a clear vision for a unified product line of best of breed products covering all areas of business intelligence, using the best technologies of both companies.

In the meantime, we are strongly encouraging customers and partners to continue their normal deployment plans. We are giving them every assurance that we will manage the product roadmap with their best interests in mind.

Will customers be forced to migrate to Business Objects’ products?

No. The two product lines are complementary and there will be no forced migrations. We do intend to build strong integration between the products, so customers can benefit quickly from the product lines working together more closely.

Why shouldn’t customers defer plans for software purchase or deployment?

BI delivers proven ROI, more quickly and at lower risk than other enterprise software initiatives, so delaying a purchase means delaying financial return. The same holds true for deployment of BI software already purchased.

There is nothing to be gained by waiting. The investment made by customers and partners is safe. The direction is to make products work better together, not to eliminate them.

Will Crystal’s commitment to the software developer community be retained?

Yes, absolutely. Crystal has a tremendous asset in the developer community and we fully intend to continue supporting that group.

What happens to the Crystal brand?

The Crystal brand is one of the company’s major strengths, particularly within the IT community. It is our intention to continue to build both the Business Objects and Crystal brands in the future.

When will the company release a more detailed product integration roadmap?

After the deal closes we expect to release more information on the product integration roadmap. Although planning will take place during the interim period, given regulatory restrictions we cannot release information until then.

###